

October 25, 2010

Mr. Herbert B. Grimes
Chairman and Chief Executive Officer
Vaughan Foods, Inc.
216 N.E. 12th Street
Moore, Oklahoma 73160

> **Re:** **Vaughan Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 19, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 001-33446**

Dear Mr. Grimes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   We have reviewed your response to prior comment 1 in our letter dated September 21, 2010, and we disagree with your conclusion. Please revise your filings to include the quantitative information that you provided on page 26 of Form S-1/A filed June 6, 2007, that is, a chart that quantifies the volumes sold and prices of your products for all periods presented in your financial statements. We refer you to Item 303(a)(3)(iii) and Instruction 4 to 303(a) for further guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions

                                                Sincerely,

                                                Brad Skinner
                                                Senior Assistant Chief Accountant